Mail Stop 3561

July 27, 2006

Bruce A. Hall
Chief Executive Officer
RG America, Inc.
2100 Valley View Lane, Suite 100
Dallas, TX 75234

      RE: RG America, Inc (the "Company")
           Form 10-KSB for the year ended December 31, 2005
           Form 10-KSB for the year ended December 31, 2004
           Form 10-QSB for the quarter ended March 31, 2006
           File No. 333-80429

Dear Mr. Hall:

We have reviewed your response letter filed on June 14, 2006 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comments will be complied with, or, if the comments is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 6

1. Reference is made to the caption "Stock issued for Conversion" in the amount of $309,351 for the fiscal year ended December 31, 2005. Please tell us where the disclosure(s) related to the Stock Issued for Conversion are reflected in the notes to the consolidated financial statements. If the stock issuance in the amount of $309,351 is related to multiple transactions, please provide us a detailed account of transactions which comprise the $309,351 and reconcile the amounts for us to the notes to the consolidated financial statements.

Note 1. History and Nature of Business, page 9
Note 8. Acquisitions, page 19

2. Reference is made to your disclosures related to the acquisition of Total Professional Restoration, Inc. (TPR). We note that in connection with your acquisition of TPR you entered into a five year employment agreement with Mr. Yates, and according to the employment agreement filed as an exhibit to Form 8-K dated October 13, 2005, you issued 250,000 options to purchase shares of common stock of the Company to Mr. Yates which vest over time and upon achieving certain financial targets. Please revise your notes to the financial statements in future filings to provide the nature and terms of the stock option grant and disclose how the stock options have been valued and accounted for within your financial statements as it is not apparent based upon your current disclosures.

Note 5. Marketable Securities and Notes Receivable, page 18

3. We note that in exchange for providing consulting services you will receive 700,000 shares of common stock of an unrelated third party. We also note that such shares have been valued at $875,000 and you intend to amortize the amount to revenue over the term of the agreement. Please tell us whether all shares have been received to date from the unrelated third party and if not, tell us why and whether the unrelated third party's failure to deliver its shares has impacted your recognition of deferred revenue. Also, tell us and revise future filings to disclose the accounting policy for the valuation and potential impairment of investments in non-public companies. We may further comment upon receipt of your response.

4. We note you received a secured promissory note from a third party in the amount of $335,000 which was secured by a pledge of shares representing 51% of the outstanding shares of the third party and 400,000 shares RG America, Inc, registered in the name of a related party. Please describe for us and revise future

filings to disclose the nature of the relationship of the unrelated third party with Rea Brothers, Ltd. and why Rea Brothers, Ltd. would be willing to pledge its shares as collateral to secure the promissory note of the unrelated third party.

Recent Developments, page 23
Note 9. Debt, page 23

5.   We have reviewed your response to our prior comment number 4 and the disclosures that have been provided in your Form 10-KSB for the year ended December 31, 2005. However, we do not believe that your response or your revised disclosures adequately addressed the concerns raised in our prior comment. Please tell us and explain in MD&A and the notes to your financial statements whether the allocation of a portion of the proceeds to the 2,962,963 common stock warrants issued in connection with the Laurus borrowings resulted in a beneficial conversion feature associated with the borrowings. If you do not believe there was a beneficial conversion feature associated with the Laurus borrowings, please explain the basis for your conclusion. Additionally, please tell us and explain in MD&A whether the modifications made to the minimum borrowing note effective February 15, 2006 resulted in a beneficial conversion feature. Refer to the guidance outlined in EITF 00-27.

Note 16. Subsequent Events, page 31

6.   We note from your disclosures that the terms of the Minimum Borrowing Note and Revolving Note were amended and restated in February 2006. Specifically, the Minimum Borrowing Note or Secured Convertible Note was increased from $1.4 million to $5 million and the conversion price of the Secured Convertible Note into shares of your common stock decreased from $.71 to $.41 per share. Further, we also note that the exercise price of the original warrants decreased from $.78 to $.55 per share and additional warrants to purchase 1,363,636 shares of your common stock were issued concurrent with the transaction. In this regard, please tell us whether such modification of terms of your amended and restated Security Agreement represent substantial modification of terms to your existing debt arrangement which should be accounted for under the guidance prescribed in EITF No. 96-19. If so, please tell us in detail how you applied such guidance to your accounting treatment of the modification of terms within in your financial statements. If you believe the modification of terms in the amended and restated Security Agreement are not substantial changes as defined in EITF No. 96-19, please explain why and provide us with your analysis which supports your conclusion.

Form 10-QSB for the quarter ended March 31, 2006

Note 7. Stockholders' Equity
Common Stock Subscribed, page 10

7.   Reference is made to the third paragraph on page 11. We note that you issued
        573,889 shares of common stock at $.45 per share which was based upon the fair
        value of common stock sold in a recent private placement offering in exchange
        for director's fees. Please tell us when your last private placement offering took
        place and why you believe the valuation of common stock used in the private
        placement offering represents fair value of your common stock at March 31,
        2006. Based upon the information available in your Form 10-QSB and Form 10-
        KSB, it appears that your last private placement took place in September and
        October of fiscal 2005. Given the period of time that has transpired since your
        last private placement and the issuance of common stock for director's fees in
        March 2006, it is unclear to us why the valuation of common stock in the last
        private placement is relevant in light of the Company's improved financial
        position and results of operations since your last offering. Please advise and
        provide us with your analysis which supports the fair value of your common stock
        as of March 31, 2006. We may have further comment upon receipt of your
        response.

                                        * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief